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                                UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              Amendment No. 11

                           A. H. BELO CORPORATION
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                              (Name of Issuer)

              Series A Common Stock, par value $1.67 per share
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                         (Title of Class of Securities)

              080555 10 5                                        (CUSIP Number)
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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
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CUSIP No. 080555 10 5

1.       Names of Reporting Person
         S.S. or I.R.S. Identification No.                Robert W. Decherd
         of Above Person (entities only)                  ###-##-####

--------------------------------------------------------------------------------

2.       Check the Appropriate Box                        (a)     [ ]
         if Member of a Group                             (b)     [ ]
         (See Instructions)

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3.       SEC Use Only

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4.       Citizenship or Place of
         Organization                                     United States

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Number of     5.      Sole Voting Power                 2,952,614 (1)(2)
                      ----------------------------------------------------------
Shares        6.      Shared Voting
Benefic-              Power                                46,318 (3)
                      ----------------------------------------------------------
ially Owned   7.      Sole Dispositive
by Each               Power                             2,952,614 (1)(2)
                      ----------------------------------------------------------
Reporting     8.      Shared Dispositive
Person With           Power                                46,318 (3)
                      ----------------------------------------------------------

9.       Aggregate Amount Beneficially
         Owned by Each Reporting Person                 2,998,932 (1)(2)

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10.      Check Box if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)                        [X]  See Item 4 below.

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11.      Percent of Class Represented
         by Amount in Row 9                               5.4% (4)

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12.      Type of Reporting Person                         IN
         (See Instructions)

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ITEM 1.

         (a)     Name of Issuer:

                 A. H. Belo Corporation

         (b)     Address of Issuer's Principal Executive Offices:

                 The Belo Building
                 400 South Record Street
                 Dallas, Texas  75202

ITEM 2.

         (a)     Name of Person Filing:

                 Robert W. Decherd

         (b)     Address of Principal Business Office, or if none, Residence:

                 The Belo Building
                 400 South Record Street
                 Dallas, Texas  75202

         (c)     Citizenship:

                 United States

         (d)     Title of Class of Securities:

                 Series A Common Stock, par value $1.67 per share

         (e)     CUSIP Number:

                 080555 10 5





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ITEM 3.

         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a)     [ ]      Broker or Dealer registered under section 15 of the
                          Act
         (b)     [ ]      Bank as defined in section 3(a)(6) of the Act
         (c)     [ ]      Insurance Company as defined in section 3(a)(19) of
                          the Act
         (d)     [ ]      Investment Company registered under section 8 of the
                          Investment Company Act
         (e)     [ ]      Investment Adviser registered under section 203 of
                          the Investment Advisers Act of 1940
         (f)     [ ]      Employee Benefit Plan, Pension Fund which is subject
                          to the provisions of the Employee Retirement Income
                          Security Act of 1974 or Endowment Fund; see Section
                          240.13d-1(b)(1)(ii)(F)
         (g)     [ ]      Parent Holding Company, in accordance with Section
                          240.13d-1(b)(1)(ii)(G)  (Note:  See Item 7)
         (h)     [ ]      Group, in accordance with Section
                          240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP.

         (a)     Amount Beneficially Owned:                 2,998,932 (1)(2)
                                           -----------------------------------

         (b)     Percent of Class:                                5.4%(4)
                                  --------------------------------------------

         (c)     Number of shares as to which such person has:

                   (i)    sole power to vote or to direct the vote:
                                 2,952,614 (1)(2)
                          ----------------------------------------------------

                  (ii)    shared power to vote or to direct the vote:
                                    46,318 (3)
                          ----------------------------------------------------

                 (iii)    sole power to dispose or to direct the disposition
                          of:    2,952,614 (1)(2)
                             -------------------------------------------------

                  (iv)    shared power to dispose or to direct the disposition
                          of:       46,318 (3)
                             -------------------------------------------------


--------------------
(1) On May 19, 1988, the Issuer distributed one share of Series B Common Stock for each outstanding share of Common Stock (which was redesignated on May 4, 1988 as Series A Common Stock). Series B Common Stock is convertible at any time on a share for share basis into Series A Common Stock. Pursuant to Rule 13d-3(d)(1)(i), the Reporting Person is deemed to





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         be the beneficial owner of the Series A shares into which the Series B shares are convertible, and such Series A shares are included in this number.

(2) Does not include 600 Series A shares and 600 Series B shares owned by Mr. Decherd's wife, 2,320 Series A shares and 2,320 Series B shares owned by Mr. Decherd's son, 44,340 Series A shares and 73,090 Series B shares that Mr. Decherd holds as Trustee, 72,924 Series A shares and 65,104 Series B shares held in trust for the benefit of Mr. Decherd's children, 166,130 Series A shares held in a grantor retained annuity trust established in 1996, 111,076 Series A shares held in a grantor retained annuity trust established in 1997, and 36,376 Series A shares held by The Decherd Foundation for which Mr. Decherd is co-trustee, as to all of which shares Mr. Decherd disclaims beneficial ownership.

(3) These Series B shares are held by Mr. Decherd in joint tenancy with Mr. Decherd's wife.

(4) Pursuant to Rule 13d-3(d)(1)(i), this percentage has been calculated by including in both the Reporting Person's number of shares beneficially owned and the number of Series A shares outstanding, the number of Series A shares into which the Series B shares beneficially owned by the Reporting Person are convertible, but the number of Series A shares outstanding does not include Series A shares into which Series B shares held by others than the Reporting Person are convertible. Were the percentage calculated by also including in the outstanding Series A shares the number of Series A shares into which Series B shares held by others than the Reporting Person are convertible, the Reporting Person would be deemed to be the beneficial owner of 4.8% of the outstanding Series A shares.


--------------------

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.

                 Not applicable.





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ITEM 7.          IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                 ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not applicable.

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 Not applicable.

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP.

                 Not applicable.

ITEM 10.         CERTIFICATION.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Dated:  February 4, 1998               /s/ Robert W. Decherd
                                       ---------------------------------------
                                       Robert W. Decherd





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